EXHIBIT 12
UDR, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008

Loss from continuing operations	$(14,713)	$(13,681)	$(27,968)	$(28,082)

Add (from continuing operations):
Interest on indebtedness (a)	36,429	39,685	74,234	81,861
Portion of rents representative of the interest factor	580	437	1,255	863

Earnings	$22,296	$26,441	$47,521	$54,642

Fixed charges and preferred stock dividend (from continuing operations):
Interest on indebtedness (a)	$36,429	$39,685	$74,234	$81,861
Capitalized interest	4,268	3,849	8,170	7,142
Portion of rents representative of the interest factor	580	437	1,255	863

Fixed charges	41,277	43,971	83,659	89,866

Add:
Preferred stock dividend	2,800	3,209	5,600	6,418

Combined fixed charges and preferred stock dividend	$44,077	$47,180	$89,259	$96,284

Ratio of earnings to fixed charges	—	—	—	—

Ratio of earnings to combined fixed charges and preferred stock dividend	—	—	—	—
For the three months ended June 30, 2009, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $19.0 million and $21.8 million, respectively.
For the three months ended June 30, 2008, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $17.5 million and $20.7 million, respectively.
For the six months ended June 30, 2009, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $36.1 million and $41.7 million, respectively.
For the six months ended June 30, 2008, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $35.2 million and $41.6 million, respectively.
(a) Interest on indebtedness for the three and six months ended June 30, 2009 and 2008 is presented gross of the gain on debt extinguishment of $2.7 million and $9.8 million and $1.3 million and $6.1 million, respectively.